# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAVITAS SEMICONDUCTOR CORPORATION, CIK 0001821769
CUSIP: 63942X106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3520 Challenger Street, Torrance, California (CA), 90503
Date of event which requires filing of this statement: 12/12/2025
Amends the filing with accession number 0001104659-22-025139
Filed by CIK 0001890033
Persons authorized to receive notices and communications: Alexandra Acosta, Capricorn Investment Group, LLC, 512 West 22nd Street, 6th Floor, New York, New York (NY), 10011, (646) 380-0390

## Reporting persons
- Capricorn-Libra Investment Group, LP (CIK 0001890033): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,755,536; sole dispositive power 0; shared dispositive power 4,755,536; aggregate amount beneficially owned 4,755,536 (2.1% of the class)
- Capricorn-Libra Partners, LLC (CIK 0001890031): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,755,536; sole dispositive power 0; shared dispositive power 4,755,536; aggregate amount beneficially owned 4,755,536 (2.1% of the class)
- Technology Impact Fund, LP (CIK 0001714927): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,237,161; sole dispositive power 0; shared dispositive power 3,237,161; aggregate amount beneficially owned 3,237,161 (1.4% of the class)
- TIF Partners, LLC (CIK 0001890375): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,237,161; sole dispositive power 0; shared dispositive power 3,237,161; aggregate amount beneficially owned 3,237,161 (1.4% of the class)
- Dipender Saluja (CIK 0001834268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 80,694; shared voting power 7,992,697; sole dispositive power 80,694; shared dispositive power 7,992,697; aggregate amount beneficially owned 8,073,391 (3.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: NAVITAS SEMICONDUCTOR CORPORATION
Address of issuer's principal executive offices: 3520 Challenger Street, Torrance, California (CA), 90503
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 18, 2022 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 230,496,182 shares of Class A common stock outstanding as of November 14, 2025, as reported in the Issuer's Registration Statement on Form S-1 filed with the SEC on November 17, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of 4,755,536 shares of Class A common stock held directly by Capricorn-Libra; (ii) 3,237,161 shares of Class A common stock held directly by TIF LP; and (iii) 80,694 shares of Class A common stock held by Saluja.

C-L Partners is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by each of Capricorn-Libra and C-L Partners.

TIF LLC is the general partner of TIF LP and may be deemed to share voting and dispositive power over the shares held by TIF LP. Saluja is a manager of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On December 12, 2025, Capricorn-Libra sold 315,396 shares of Class A common stock at prices ranging from $8.52 to $8.89 and a weighted-average price of $8.65 per share through open market sales..

On December 15, 2025, Capricorn-Libra sold 873,488 shares of Class A common stock at prices ranging from $7.95 to $8.72 and a weighted-average price of $8.10 per share through open market sales.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A common stock on or before September 30, 2024 by virtue of dilution resulting from the Issuer's issuance of additional shares of Class A common stock and not as a result of any transaction by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit D to the Reporting Persons' Schedule 13D filed with the SEC on February 18, 2022).

## Signatures
- Capricorn-Libra Investment Group, LP: /s/ Dipender Saluja, By Capricorn-Libra Partners, LLC, its General Partner, By Dipender Saluja, Manager (12/16/2025)
- Capricorn-Libra Partners, LLC: /s/ Dipender Saluja, By Dipender Saluja, Manager (12/16/2025)
- Technology Impact Fund, LP: /s/ Dipender Saluja, By TIF Partners, LLC, its General Partner, By Dipender Saluja, Manager (12/16/2025)
- TIF Partners, LLC: /s/ Dipender Saluja, By Dipender Saluja, Manager (12/16/2025)
- Dipender Saluja: /s/ Dipender Saluja, Dipender Saluja (12/16/2025)